Exhibit 99.4

IMPERIAL TOBACCO GROUP PLC

INTERIM RESULTS FOR THE SIX MONTHS ENDED 31 MARCH 2007

HIGHLIGHTS

* Cigarette volumes	90.7	bn	up	5%	(2006: 86.3bn)
* Revenue (less duty)	£1,514	m	up	1%	(2006: £1,496m)
* Profit from operations	£658	m	up	11%	(2006: £592m)
* Adjusted** profit from operations	£663	m	up	7%	(2006: £618m)
* Basic earnings per share	62.4	p	up	11%	(2006: 56.2p)
* Adjusted** earnings per share	61.4	p	up	13%	(2006: 54.4p)
* Interim dividend	21.0	p	up	14%	(2006: 18.5p)

**          Adjusted results are reported, where applicable, before restructuring costs, retirement benefit net finance income and certain fair value changes on derivatives.

Summarising today’s announcement, Gareth Davis, Chief Executive, said:

“In the first half of 2007 we delivered another strong performance, reflecting the continued successful execution of our growth strategy. We maintained our organic growth momentum of the last two years, increasing our global cigarette volumes by 5 per cent and making further cigarette market share gains across all our regions.

“Our success reflected the continued growth of our key cigarette brands Davidoff, West and JPS, supported by robust performances from other brands. We have focused on accelerating the international development of Davidoff since acquiring the worldwide cigarette trademark last year, increasing volumes by 10 per cent and launching the brand in several new markets as well as introducing additional brand variants.

“We will continue to develop our brand and product portfolio in order to build on our cigarette volume growth and strengthen our world leading position in other tobacco products. Further extending our geographic footprint provides additional growth opportunities and through the completion of the $1.9 billion acquisition of Commonwealth Brands, the fourth largest cigarette manufacturer in the US, we now have a sizeable presence in this vast and highly profitable market.

“This, combined with our ongoing commitment to reduce costs and effectively manage our cash, means we are well positioned to build on our success and deliver more value for our shareholders.

“I can confirm that the overall anticipated performance of the Group for the financial year to 30 September 2007 remains in line with our expectations at the time of our March trading update.”

NOTES TO EDITORS

Imperial Tobacco Group PLC

Imperial Tobacco Group PLC is the world’s fourth largest international tobacco company. The Group manufactures and sells a comprehensive range of cigarettes, tobaccos, rolling papers, filter tubes and cigars in over 130 countries worldwide. It has around 14,500 employees and 31 manufacturing sites.

ENQUIRIES

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Simon Evans, Group Media Relations Executive	+44 (0)7967 467 684

John Nelson-Smith, Investor Relations Manager	+44 (0)117 933 7032

Garry Wilson, Investor Relations Manager	+44 (0)117 933 7082

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Imperial Tobacco’s 2007 Interim Results are available at:

www.imperial-tobacco.com

FINANCIAL HIGHLIGHTS

for the six months ended 31 March 2007

	6 months ended 31 Mar 2007				6 months ended 31 Mar 2006		Year ended 30 Sept 2006

* Revenue	£5,851	m	up	5%	£5,583	m	£11,676	m
	$(11,518	m)

* Revenue less duty	£1,514m		up	1%	£1,496	m	£3,162	m
	$(2,980	m)

* Profit from operations	£658m		up	11%	£592	m	£1,311	m
	$(1,295	m)

* Adjusted profit from operations	£663m		up	7%	£618	m	£1,356	m
	$(1,305	m)

* Profit before tax	£566m		up	3%	£547	m	£1,168	m
	$(1,114	m)

* Adjusted profit before tax	£557	m	up	5%	£529	m	£1,168	m
	$(1,096	m)

* Basic earnings per share	62.4p		up	11%	56.2	p	122.2	p
	(122.8	c)

* Adjusted earnings per share	61.4p		up	13%	54.4	p	122.2	p
	(120.9	c)

	2007				2006

* Interim dividend per share	21.0p		up	14%	18.5	p
	(41.3	c)

Management believes that reporting adjusted measures provides a better comparison of business performance and reflects the way in which the business is controlled.  Accordingly, adjusted measures of profit from operations, net finance costs, profit before tax, taxation and earnings per share exclude, where applicable, restructuring costs, retirement benefits net financing income, fair value gains and losses on derivative financial instruments and related taxation effects. Reconciliations between adjusted and reported profit from operations are included within note 1 to the interim statements, adjusted and reported finance costs in note 3, adjusted and reported taxation in note 4, and adjusted and reported earnings per share in note 6. The term adjusted is not a defined term under International Financial Reporting Standards and may not be comparable with similarly titled measures reported by other companies.

The exchange rate of US$1.9685 to the £1, the pound sterling noon buying rate on 30 March 2007, the last business day prior to 31 March 2007, has been used to translate this statement.

CHAIRMAN AND CHIEF EXECUTIVE’S STATEMENT

 “We have delivered a strong operational and financial performance in the first half of 2007, again demonstrating the effectiveness of our strategy to create sustainable shareholder value.”

We increased our cigarette volumes driven by excellent growth from our key brands, with our performance supported by our continued focus on our cost base and the efficient use of our cash.

As a result, adjusted earnings per share grew by 13 per cent to 61.4 pence. Basic earnings per share were 62.4 pence (2006: 56.2 pence). The Board has declared an interim dividend of 21.0 pence (2006: 18.5 pence), an increase of 14 per cent. This dividend will be paid on 10 August 2007 to shareholders on the register at the close of business on 13 July 2007.

Performance Highlights

Continuing the positive volume trends of the past two years, we further demonstrated our organic growth capability, increasing our cigarette volumes by 5 per cent in the first half of 2007. We also improved our cigarette market shares in our core markets of the UK and Germany, as well as in the majority of markets in our Rest of Western Europe region and further afield, including in Africa and the Middle East, Asia and Central and Eastern Europe.

Our key cigarette brands of Davidoff, West and JPS grew by 10 per cent, 14 per cent and 25 per cent respectively, supported by strong performances from a number of our other brands.

Following the acquisition of the Davidoff cigarette trademark last September, we have accelerated our investment in the brand. Davidoff was launched in Canada, Mexico, Romania and several African markets and we have also introduced additional brand variants such as Davidoff Black & White, Davidoff Neon and Davidoff Rich Blue into existing markets.

On 2 April 2007 we completed our purchase of Commonwealth Brands, the fourth largest cigarette manufacturer in the United States, for $1.9 billion. This acquisition provides us with a 3.7 per cent share of the US cigarette market, some established brands and, following approval of our Master Settlement Agreement application, an excellent platform from which to launch additional products through Commonwealth’s extensive and experienced sales force.

In manufacturing, our focus remains on controlling costs, while improving efficiencies, with productivity up by 7 per cent.

Cash Management

Effective use of the cash we generate is an essential part of the Imperial Tobacco growth story and we have made progress with a number of tax initiatives including those associated with the Commonwealth Brands acquisition. These initiatives should reduce our adjusted tax rate from 26.5 per cent in the 2006 financial year to around 25 per cent for the years ending September 2007 and 2008, with further reductions possible thereafter.

In February, we announced a significant value creating opportunity for the Group with the acquisition of Commonwealth Brands. We also suspended our share buyback programme.

Board Changes

Our previously announced Board changes became effective from 2 January 2007. Subsequent to this, Colin Day, Non-Executive Director, resigned from the Board on 16 February 2007, as a consequence of his overall business commitments. We are in the process of recruiting additional independent Non-Executive Directors and further reviewing the overall composition of the Board and its Committees.

Regulation

The regulatory environment continues to be challenging and we believe that we remain well equipped to effectively manage these challenges. We continue to seek constructive dialogue with governments and regulatory authorities at all levels in pursuit of reasonable, practical and proportionate regulation of tobacco products.

Outlook

In the second half of 2007 we expect another strong operational and financial performance.

We believe we are well positioned to grow our strong brand portfolio through our expanding geographic footprint. Combined with our focus on costs and the effective use of the cash we generate, we believe we will continue to create sustainable value for our shareholders.

Iain Napier	Gareth Davis
Chairman	Chief Executive

GROUP OPERATING PERFORMANCE

	6 months ended 31 Mar 2007		6 months ended 31 Mar 2006		Year ended 30 Sept 2006
Revenue less duty	£1,514	m	£1,496	m	£3,162	m
Adjusted profit from operations	£663	m	£618	m	£1,356	m
Adjusted operating margin	43.8%		41.3%		42.9%
Restructuring costs	—		£(18	)m	£(45	)m

Fair value movements on derivatives	£(5	)m	£(8	)m	—
Profit from operations	£658	m	£592	m	£1,311	m

REGIONAL PERFORMANCE

for the 6 months ended 31 March

	Revenue less duty 2007 £m	Revenue less duty 2006 £m	Adjusted Profit from Operations 2007 £m	Adjusted Profit from Operations 2006 £m

UK	442	395	279	233
Germany	255	280	117	129
Rest of Western Europe	286	298	142	148
Rest of the World	531	523	125	108
Total	1,514	1,496	663	618

	Cigarette volumes 2007 bn	Cigarette volumes 2006 bn	Fine cut tobacco volumes 2007 tonnes	Fine cut tobacco volumes 2006 tonnes

UK	11.7	11.4	1,100	1,000
Germany	9.9	9.3	2,250	3,300
Rest of Western Europe	8.4	8.7	6,800	7,450
Rest of the World	60.7	56.9	1,150	1,000
Total	90.7	86.3	11,300	12,750

With effect from 1 October 2006, we have reclassified the results of our Austrian business from ‘Germany’ to ‘Rest of the World’ to reflect the way in which our operations are managed within the Group.  Numbers for the first half of 2006 have been restated accordingly.

Overview

In the half year to 31 March 2007, revenue was £5,851 million compared to £5,583 million in the first half of 2006. Revenue less duty was up 1 per cent at £1,514 million (2006: £1,496 million). Adjusted profit from operations was £663 million, up 7 per cent on the first half of 2006. Our adjusted operating margin was up at 43.8 per cent (2006: 41.3 per cent). Reported profit from operations was £658 million (2006: £592 million).

Growing volumes combined with price increases, efficiency improvements and continued effective cash management delivered 13 per cent growth in adjusted earnings per share to 61.4 pence. Basic earnings per share were 62.4 pence compared to 56.2 pence in the first half of 2006.

United Kingdom

Performance Highlights in the half year to 31 March	2007		2006

Revenue less duty	£442	m	£395	m
Adjusted profit from operations	£279	m	£233	m
Imperial Tobacco cigarette volumes	11.7	bn	11.4b	n
Imperial Tobacco cigarette market share (1)	46.4%		45.2%
Imperial Tobacco fine cut tobacco volumes	1,100	t	1,000	t
Imperial Tobacco fine cut market share (1)	64.0%		65.5%

Market Dynamics	2007		2006

Total market cigarette volumes (annualised) (1)	48.2	bn	48.4	bn
Total market fine cut tobacco volumes (annualised) (1)	3,350	t	3,100	t

(1) Imperial Tobacco estimates

We delivered an excellent performance in the UK, with improved profits and further growth in our cigarette market share.

Market Dynamics

We estimate that the annualised UK cigarette market was broadly stable, in the first half of the year, averaging 48.2 billion (2006: 48.4 billion). Downtrading continued, with strong growth in the economy sector. The fine cut tobacco market grew by 8 per cent to 3,350 tonnes (2006: 3,100 tonnes).

We anticipate the cigarette market will assume a more normal rate of decline in the second half of the financial year with downtrading continuing both within cigarette and into fine cut tobacco.

We increased our cigarette prices in January 2007 by 10 pence per pack. In the March Budget, the Chancellor increased excise duty by 11 pence per pack, which was passed on to consumers.

Following the introduction of a comprehensive ban on smoking in public places in Scotland on 26 March 2006, similar bans were implemented in Wales on 2 April 2007 and in Northern Ireland on 30 April 2007. A ban will take effect in England on 1 July 2007. Our experience of the smoking bans in Scotland and other markets confirms our view; it is clear that smokers will continue to smoke, there may be an initial dip in consumption, but this diminishes over time.

Our Performance

In the UK, revenue less duty rose 12 per cent to £442 million, with adjusted profit from operations up 20 per cent to £279 million, reflecting growth in our cigarette market share, the benefits of our price increases and our focus on costs.

We grew our cigarette market share to 46.4 per cent (2006: 45.2 per cent), an excellent performance. Lambert & Butler increased market share to 16.7 per cent (16.0 per cent) following the reintroduction of the celebration packs and growth in the superkings variant. Richmond remained stable at 15.5 per cent and we developed Windsor Blue further in the economy sector, with the brand capturing 2.4 per cent market share (2006: 0.6 per cent).

In fine cut tobacco, we grew our volumes by 7 per cent, though our market share declined to 64.0 per cent (2006: 65.5 per cent) with Golden Virginia losing market share to lower priced brands. However, in rolling papers, we grew volumes of Rizla by 3 per cent.

Outlook

In the second half of the year, we expect another strong operational performance in the UK.  Our broad brand portfolio across all categories combined with our focus on sales force excellence leaves us well placed to continue to benefit from our market leading position.

Germany

Performance Highlights in the half year to 31 March	2007		2006 (2)

Revenue less duty	£255	m	£280	m
Adjusted profit from operations	£117	m	£129	m
Imperial Tobacco cigarette volumes	9.9	bn	9.3	bn
Imperial Tobacco cigarette market share (1)	21.2%		20.5%
Imperial Tobacco other tobacco products volumes (as cigarette equivalents)	3.4	bn	4.8	bn
Imperial Tobacco other tobacco products market share (as cigarette equivalents)(1)	18.9%		20.6%

Market Dynamics	2007		2006

Total market cigarette volumes (annualised) (1)	90	bn	88	bn
Total market other tobacco product volumes (annualised) (1)	36	bn	47	bn

(1) Imperial Tobacco estimates

(2) With effect from 1 October 2006, we have reclassified the results of our Austrian business from “Germany” to “Rest of the World” to reflect the way in which our operations are managed within the Group. Numbers for the first half of 2006 have been restated accordingly.

We continued to grow our cigarette market share in Germany, with an excellent performance from JPS.

Market Dynamics

Market dynamics in Germany are being driven by consumer migration from the make your own Singles product, following the change in taxation of Singles from fine cut tobacco to cigarettes in April 2006. We estimate the total annualised tobacco market was down by 7 per cent to 126 billion cigarette equivalents (2006: 135 billion) with the annualised cigarette market up 2 per cent to 90 billion (2006: 88 billion). Downtrading continued with the low price cigarette sector up at 16.8 per cent of the total cigarette market. In other tobacco products, market volumes were down to 36 billion cigarette equivalents (2006: 47 billion), largely as a result of former Singles consumers switching out of this category.

Since the final sales of Singles products last autumn, we have been closely monitoring the situation and have introduced a number of alternative tobacco products for transitioning consumers. Our current estimate is that 20 per cent of former Singles consumers have moved into duty paid cigarettes, 55 per cent into other tobacco products and 25 per cent into both legal and illegal cross border products.

In October 2006, in advance of the VAT increase on 1 January 2007, we increased our prices by 20 euro cents per pack of cigarettes.

Our Performance

In Germany, our revenue less duty decreased to £255 million, with adjusted profit from operations down 9 per cent to £117 million. Profits were impacted by the decline in the total tobacco market, the migration of Singles consumers to lower margin alternative tobacco products and ongoing cigarette downtrading. However, these results benefited from the growing cigarette market and our cigarette market share gains, our pricing benefits and cost efficiencies.

Our cigarette market share progressed further, up to 21.2 per cent (2006: 20.5 per cent), with another excellent performance from JPS, almost doubling its market share to 6.0 per cent (2006: 3.2 per cent). As a result of downtrading, West declined to 7.4 per cent (2006: .3 per cent), while Davidoff was broadly stable in the premium segment at 1.0 per cent (2006: 1.1 per cent).

In other tobacco products, our market share was down to 18.9 per cent (2006: 20.6 per cent), with growth in our traditional fine cut tobacco market share being offset by a decline in our eco cigarillos market share. There have been a number of positive developments in make your own tobacco. West and JPS Single Tobacco are making good progress and in January 2007 we launched West Quickies XL with encouraging early results, with JPS Quickies XL to be introduced in May.

Outlook

In the second half of the year, we remain focused on capitalising on the migration of Singles consumers both to cigarette and to our other tobacco products.

Rest of Western Europe

Performance Highlights in the half year to 31 March	2007		2006

Revenue less duty	£286	m	£298	m
Adjusted profit from operations	£142	m	£148	m
Imperial Tobacco regional cigarette volumes	8.4	bn	8.7	bn
Imperial Tobacco regional fine cut tobacco volumes	6,800	t	7,450	t

Regional Dynamics	2007		2006

Regional market: cigarettes (annualised) (1)	302	bn	306	bn
Regional market: fine cut tobacco (annualised) (1)	29,850	t	29,350	t

	Cigarettes (1)		Fine Cut Tobacco (1)
Imperial Tobacco Market Shares (1)	2007	2006	2007	2006
Belgium	10.1%	10.2%	10.8%	10.5%
France	3.9%	3.4%	27.0%	29.0%
Greece	8.2%	7.0%	39.0%	43.2%
Ireland	26.6%	25.8%	66.7%	67.0%
Netherlands	10.5%	8.2%	50.6%	51.3%
Portugal	4.0%	3.0%	—	—
Spain	5.4%	6.8%	56.5%	61.8%

(1) Imperial Tobacco estimates

We grew our cigarette market shares in the majority of our markets in the Rest of Western Europe region.

Regional Dynamics

We estimate that the regional cigarette market was down by 1 per cent, while the regional fine cut tobacco market grew by 2 per cent. Downtrading continues both within cigarette and fine cut tobacco. There are signs that the pricing environment is improving, with increases in a number of markets including Greece and Spain.

The regulatory environment continues to be challenging with the introduction of further smoking restrictions in France, pictorial health warnings in Belgium and a significant duty increase in Ireland.

Our Performance

Revenue less duty decreased to £286 million and adjusted profit from operations was down 4 per cent to £142 million. We grew our cigarette market shares in the majority of markets in the region, although our results continue to be impacted by lower travel retail sales.

Cigarette Performance

In the Netherlands, we grew our cigarette market share to 10.5 per cent (2006: 8.2 per cent) with an excellent performance from JPS, however, our volumes were lower than in the first half of last year as a result of stocking by the trade in advance of a tax change on 1 April 2006. In Belgium, our cigarette market share was broadly stable, while in Ireland we increased our cigarette market share to 26.6 per cent. In France and Portugal our cigarette market shares climbed to 3.9 per cent and to 4.0 per cent respectively with a good performance from JPS. Although West and JPS grew in Spain, our overall market share fell to 5.4 per cent (2006: 6.8 per cent) reflecting a reduction in travel retail volumes. In Greece, Davidoff, West and Maxim all contributed to our overall cigarette market share growth to 8.2 per cent (2006: 7.0 per cent).

Fine Cut Tobacco Performance

We remain world leaders in fine cut tobacco with our key brands Golden Virginia and Drum, but ongoing downtrading and increased competition in this category have continued to impact our market shares. Our fine cut tobacco volumes have also been impacted by lower travel retail sales and stocking by the trade in the Netherlands.

In recent months we have progressed a number of initiatives with our fine cut tobacco portfolio.  In Belgium, our fine cut tobacco growth has been supported by the introduction of Bastos and JPS. In France, Interval and JPS have been repositioned, while in Spain JPS Halfzware has been launched. In the Netherlands, although our fine cut tobacco market share was down to 50.6 per cent (2006: 51.3 per cent), Zilver and Evergreen have grown to 4.3 per cent of the fine cut tobacco market.

Outlook

In the second half of 2007, our focus in the Rest of Western Europe is on growing our cigarette market shares across the region and building on our fine cut tobacco initiatives.

Rest of the World

Performance Highlights in the half year to 31 March	2007		2006(2)

Revenue less duty	£531	m	£523	m
Adjusted profit from operations	£125	m	£108	m
Imperial Tobacco regional cigarette volumes	60.7	bn	56.9	bn
Imperial Tobacco fine cut tobacco volumes	1,150	t	1,000	t

Imperial Tobacco Cigarette Market Shares (1)	2007	2006

Australia	17.5%	17.6%
Poland	16.6%	16.5%
Russia	5.6%	5.5%
Taiwan	12.7%	11.3%
Ukraine	20.3%	18.9%

(1) Imperial Tobacco estimates

(2) With effect from 1 October 2006, we have reclassified the results of our  Austrian business from “Germany” to “Rest of the World” to reflect the way in which our operations are managed within the Group.  Numbers for the first half of 2006 have been restated accordingly.

In the Rest of the World our cigarette volumes rose by 7 per cent and our market shares increased across the region as we leveraged the strength of our brand portfolio in new and existing markets.

Regional Overview

Our Rest of the World region, which spans Central and Eastern Europe, Asia, Australasia, the Americas, Africa and the Middle East, continues to offer us many opportunities to expand and develop our business.

Our Performance

In the Rest of the World, revenue less duty was up to £531 million and adjusted profit from operations was up 16 per cent to £125 million. These results reflect strong cigarette volume growth and market share gains, supported by our continued investment in the region.

Asia

We grew our cigarette volumes by 10 per cent in Asia. In our key market of Taiwan our market share grew to 12.7 per cent (2006: 11.3 per cent), with positive developments for West. As part of our plans to develop our Asian footprint, we recently finalised negotiations to build a new factory in Taiwan. In Vietnam, Bastos continued to push our market share higher to 10.7 per cent (2006: 9.5 per cent) and in Laos we grew our volumes by 20 per cent.

Australasia

In the mature markets of Australia and New Zealand our cigarette market shares were broadly stable at 17.5 per cent (2006: 17.6 per cent) in Australia, with Brandon performing well, and at 17.1 per cent (2006: 17.2 per cent) in New Zealand.

Central Europe

Our volumes grew strongly in Central Europe, up by 15 per cent, and we improved our cigarette share in many markets. In Poland our market share grew to 16.6 per cent (2006: 16.5 per cent) with a good performance from West. In Austria, JPS increased our market share to 7.3 per cent (2006: 4.7 per cent). Growing success with our value brands such as Moon in the Czech Republic and Golden Gate in Slovakia increased our market shares to 11.9 per cent and 39.9 per cent respectively (2006: 9.2 per cent and 33.8 per cent respectively). We have launched Davidoff Neon into several markets including Hungary and Slovenia. In addition, we continue to develop our cigarette business in Scandinavia and the Baltics following our investments in Skruf and Tremaco and the acquisition of Gunnar Stenberg.

Eastern Europe

In Eastern Europe we also delivered good volume growth of 8 per cent. In Russia, our market share was up at 5.6 per cent (2006: 5.5 per cent), as a result of increased distribution of Maxim and the launch of new Davidoff brand variants. In Ukraine, we grew market share to 20.3 per cent (2006: 18.9 per cent) with an excellent performance from Classic, while in Turkey growth in our cigarette market share to 2.3 per cent (2006: 0.8 per cent) was driven by our Klasik brand.

Americas

Our presence in the Americas has significantly expanded with the successful completion in April of the acquisition of Commonwealth Brands, the fourth largest cigarette manufacturer in the United States. We continue to develop our plans for additional brand and product launches. We are working with the National Association of Attorneys General to progress our Master Settlement Agreement application which will cover our tobacco products manufactured outside the US but distributed through Commonwealth.

We have also been active with Davidoff in this region, launching the brand in Mexico in March and in Canada in April.

Africa and the Middle East

In Africa, we grew our cigarette market shares in many markets across the region. Brand highlights include Mustang in Burkino Faso and Excellence in Senegal.  We have recently agreed on a co-operation with JT International for the manufacture and distribution of their Winston brand in Senegal.  In the Middle East, Davidoff performed well, with our cigarette market shares rising further in Saudi Arabia, UAE and Kuwait.

Outlook

In the second half of the year we will continue our focus on further extending our business in this region, both in terms of brand portfolio and market presence. The results of Commonwealth Brands will be consolidated from April and, subject to approval of our Master Settlement Agreement application, we intend to launch our brands into the United States.

Manufacturing

Our strategy of simplification and standardisation has continued to deliver performance improvements and we have identified further cost savings across our manufacturing footprint.

Our Performance

Productivity was up by 7 per cent, benefiting from our continued volume growth, and we reduced our cigarette unit costs by 4 per cent and our fine cut tobacco unit costs by 11 per cent. We made further progress on simplification of blends, ingredients and stock keeping units.

We aim to ensure flexibility across our manufacturing footprint, enabling us to respond effectively and quickly to changing market dynamics. The closures of our factories in Liverpool in the UK and Lahr in Germany were completed on schedule by the end of March 2007.

Construction of our new factory in Taiwan will start in the next few months. This facility will cost around £45 million and is due to be completed by the end of 2008. When operational the factory will have a primary capacity of around 15 billion cigarettes per annum, with initial production expected to be around 6 billion, in line with our current market share in Taiwan. The factory will produce our international brands including Davidoff, Boss and West and by 2010 we expect to generate annual benefits of around £20 million from a reduction in overall supply chain costs and other operational efficiencies.

Outlook

Across all our manufacturing operations, we continue to focus on quality, optimising our cost base and further improving our performance by reducing complexity.

We have announced that we are targeting further cost savings of around £30 million per annum in the next few years across our manufacturing footprint from a variety of initiatives including ongoing business simplification and continued cost management.

Financial Performance

Revenue was £5,851 million in the half year to 31 March 2007 compared to £5,583 million in the first half of 2006. Revenue less duty was up 1 per cent at £1,514 million (2006: £1,496 million). Adjusted profit from operations was £663 million, up 7 per cent on the first half of 2006.  Our adjusted operating margin was up at 43.8 per cent (2006: 41.3 per cent). Reported profit from operations was £658 million (2006: £592 million).

Restructuring Costs

The 2006 restructuring costs of £18 million related to the restructuring of our Lahr factory following the cessation of Singles production from 1 April 2006. There were no restructuring costs in the first half of 2007.

Net Finance Costs

Adjusted net finance costs increased to £106 million (2006: £89 million). This increase was due to higher average adjusted net debt of £3.9 billion (2006: £3.4billion) and a marginally higher average all in cost of debt of 5.4 per cent (2006: 5.3 per cent) reflecting higher euro interest rates on our floating rate debt. Adjusted interest cover was 6.3 times (2006: 6.9 times). Reported net finance costs of £92 million (2006: £45 million) included retirement benefit net finance income of £27 million (2006: £23 million) and fair value losses on interest rate derivatives of £13 million (2006: gains of £21 million).

Profit Before Tax

Adjusted profit before tax was £557 million, up 5 per cent on the first half of 2006. Reported profit before tax increased to £566 million (2006: £547 million).

Taxation

The adjusted tax charge for the half year was £139 million (2006: £142 million), representing an adjusted effective tax rate of 25.0 per cent (2006: 26.8 per cent) reflecting our estimated adjusted tax rate for the full financial year. The reported tax charge was £141 million (2006: £147 million).

Earnings and Dividends

Adjusted earnings per share increased by 13 per cent to 61.4 pence (2006: 54.4 pence) and basic earnings per share increased by 11 per cent to 62.4 pence (2006: 56.2 pence). We have declared an increase of 14 per cent in the interim dividend to 21.0 pence per share (2006: 18.5 pence) payable on 10 August 2007 to those shareholders on the register at close of business on 13 July 2007.

Net Debt and Cash

At 31 March 2007, our reported net debt had increased to £4.2 billion (2006: £3.8 billion). Eliminating the fair value of interest rate derivatives and accrued interest of £0.1 billion (2006: £0.1 billion), our adjusted net debt was £4.1 billion (2006: £3.7 billion). The increase in adjusted net debt was primarily due to the acquisition of the Davidoff cigarette trademark in September 2006.

In the six months to 31 March 2007, we spent a further £105 million, including transaction costs, acquiring 5.7 million shares at an average market price of £18.31 per share. Prior to the suspension of our share buyback programme, at the time of our announcement of the Commonwealth Brands acquisition, we had spent a cumulative £862 million, including transaction costs, buying back 51.7 million shares representing 7.1 per cent of issued share capital.

Our cash conversion was 54 per cent (2006: 72 per cent) reflecting the working capital outflow during the period resulting from inventory building in advance of duty increases. We expect our full year cash conversion rate to be in line with our target rate of 90 to 100 per cent.

Acquisitions

On 8 February 2007, we announced that we had agreed to acquire 100 per cent of CBHC Inc, which trades as Commonwealth Brands, from Houchens Industries Inc for a total consideration of US$1.9 billion (£974 million) including assumed debt. The acquisition was completed on 2 April 2007. In January 2007, we also acquired a controlling interest in Tremaco, a tobacco and tobacco related products distribution business based in Estonia.

FINANCIAL REPORTING

The financial information comprises the unaudited results for the six months ended 31 March 2007 and 31 March 2006, together with the audited results for the year ended 30 September 2006. The financial information has been prepared in accordance with the Listing Rules of the Financial Services Authority. The Group’s principal accounting policies used in preparing this information are as stated in the financial statements for the year ended 30 September 2006, which are available on our website www.imperial-tobacco.com.

The Group has chosen not to adopt early IAS 34 “Interim Financial Statements” in preparing its 2007 interim statement.

The information shown for the year ended 30 September 2006 does not constitute statutory accounts within the meaning of section 240 of the Companies Act 1985, and is an abridged version of the Group’s published financial statements for that year which have been filed with the Registrar of Companies. The auditors’ report on those statements was unqualified and did not contain any statements under section 237(2) or (3) of the Companies Act 1985.

CAUTIONARY STATEMENT

All statements, other than statements of historical fact, included herein, are, or may be deemed to be, forward-looking statements within the meaning of section 21E of the Securities Exchange Act 1934, as amended.  For a discussion of important factors that could cause actual results to differ materially from those discussed in such forward-looking statements please refer to Imperial Tobacco’s annual report on Form 20-F for the fiscal year ended 30 September 2006, filed with the United States Securities and Exchange Commission on 2 February 2007.

CONSOLIDATED INCOME STATEMENT

for the six months ended 31 March 2007

	6 months ended 31 March 2007	6 months ended 31 March 2006	Year ended 30 Sept 2006
	£m	£m	£m

Revenue	5,851	5,583	11,676
Duty	(4,337)	(4,087)	(8,514)
Raw materials and consumables used	(302)	(324)	(641)
Changes in inventories of finished goods and work in progress	(3)	23	(9)
Employment costs	(224)	(234)	(468)
Depreciation and amortisation	(48)	(45)	(103)
Other operating charges	(279)	(324)	(630)
Profit from operations	658	592	1,311

Adjusted profit from operations	663	618	1,356
Restructuring costs	—	(18)	(45)
Fair value gains and losses on derivative financial instruments	(5)	(8)	—
Investment income	160	162	283
Finance costs	(252)	(207)	(426)
Net finance costs	(92)	(45)	(143)
Adjusted net finance costs	(106)	(89)	(188)
Retirement benefits net financing income	27	23	46
Fair value gains and losses on derivative financial instruments	(13)	21	(1)
Profit before taxation	566	547	1,168
Taxation	(141)	(147)	(310)
Profit for the period	425	400	858
Attributable to:
Equity holders of the Company	421	397	851
Minority interests	4	3	7
Earnings per ordinary share - Basic	62.4p	56.2p	122.2p
- Diluted	62.1p	55.9p	121.6p

All activities derive from continuing operations.

CONSOLIDATED BALANCE SHEET

AT 31 MARCH 2007

	31 March 2007	31 March 2006	30 Sept 2006
	£m	£m	£m
Non-current assets
Intangible assets	3,908	3,620	3,910
Property, plant and equipment	580	629	580
Investments in associates	5	5	5
Retirement benefit assets	618	447	397
Trade and other receivables	20	2	19
Deferred tax assets	74	41	71
	5,205	4,744	4,982
Current assets
Inventories	1,080	1,431	789
Trade and other receivables	1,243	1,096	1,067
Current tax assets	13	51	13
Cash and cash equivalents	266	215	263
Derivative financial instruments	36	53	29
	2,638	2,846	2,161
Total assets	7,843	7,590	7,143
Current liabilities
Borrowings	(1,188)	(848)	(1,122)
Derivative financial instruments	(160)	(112)	(119)
Trade and other payables	(1,620)	(1,881)	(1,433)
Current tax liabilities	(251)	(301)	(272)
Provisions	(34)	(50)	(56)
	(3,253)	(3,192)	(3,002)
Non-current liabilities
Borrowings	(3,168)	(3,086)	(2,930)
Trade and other payables	(4)	(14)	(5)
Deferred tax liabilities	(199)	(140)	(135)
Retirement benefit liabilities	(415)	(426)	(434)
Provisions	(33)	(54)	(39)
	(3,819)	(3,720)	(3,543)
Total liabilities	(7,072)	(6,912)	(6,545)
Net assets	771	678	598

Equity
Share capital	73	73	73
Share premium account	964	964	964
Retained earnings	(260)	(432)	(423)
Exchange translation reserve	(26)	54	(35)
Equity attributable to equity holders of the Company	751	659	579
Minority interests	20	19	19
Total equity	771	678	598

CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE

For the six months ended 31 March 2007

	6 months ended 31 March 2007	6 months ended 31 March 2006	Year ended 30 Sept 2006
	£m	£m	£m
Exchange movements	9	36	(54)
Actuarial gains on retirement benefits	209	186	100
Deferred tax relating to actuarial gains on retirement benefits	(54)	(60)	(24)
Deferred tax on other items taken directly to or transferred from equity	—	(1)	7
Net income recognised directly in equity	164	161	29
Profit for the period	425	400	858
Total recognised income and expense for the period	589	561	887
Attributable to:
Equity holders of the Company	585	558	880
Minority interests	4	3	7
Total recognised income and expense for the period	589	561	887
Adoption of IAS 39 attributable to:
Equity holders of the Company	—	6	6
Minority interests	—	—	—
	—	6	6

CONSOLIDATED CASH FLOW STATEMENT

For the six months ended 31 March 2007

	6 months ended 31 March 2007	6 months ended 31 March 2006	Year ended 30 Sept 2006
	£m	£m	£m
Cash flows from operating activities	253	358	1,155
Cash flows from investing activities
Interest received	6	5	13
Purchase of property, plant and equipment	(44)	(34)	(75)
Proceeds from sale of property, plant and equipment	1	12	15
Purchase of intangible assets - trademarks	—	—	(368)
Purchase of intangible assets - software	(3)	—	(7)
Purchase of subsidiary undertakings	—	(67)	(68)
Net cash used in investing activities	(40)	(84)	(490)
Cash flows from financing activities
Interest paid	(52)	(38)	(199)
Purchase of treasury shares	(105)	(296)	(556)
Proceeds from sale of shares held under Employee Share Ownership Trusts	1	—	7
Purchase of shares held by Employee Share Ownership Trusts	(25)	(14)	(55)
Increase in borrowings	1,586	425	1,356
Repayment of borrowings	(1,318)	(113)	(795)
Dividends paid to minority interests	(3)	(3)	(7)
Dividends paid to shareholders	(293)	(279)	(406)
Net cash used in financing activities	(209)	(318)	(655)
Net increase/(decrease) in cash and cash equivalents	4	(44)	10

Cash and cash equivalents at start of period	263	256	256
Effect of foreign exchange rates	(1)	2	(4)
Adjustments relating to adoption of IAS 39 from 1 October 2005	—	1	1
Cash and cash equivalents at end of period	266	215	263

Notes to the interim statement

1.  Segmental information

The principal activity of the Group is the manufacture, marketing and sale of tobacco and tobacco-related products.  The management structure is based on geographical regions.  These geographical regions of UK, Germany, Rest of Western Europe and Rest of the World have been used as the primary reporting segments. The manufacture, marketing and sale of tobacco and tobacco-related products is a single integrated business and as a consequence, the Group has only one business segment and no secondary segment disclosure has been made. The central costs are allocated to segments on the basis of revenue less duty.

With effect from 1 October 2006, we have reclassified the results of our Austrian business from ‘Germany’ to ‘Rest of the World’ to reflect the way in which our operations are managed within the Group.  Numbers for 2006 first half and full year have been restated accordingly.

Geographical consolidated income statement by destination of sales and reconciliation of profit from operations to adjusted profit from operations

6 months ended 31 March 2007

	Revenue	Duty	Revenue less duty
	£m	£m	£m
UK	2,436	1,994	442
Germany	1,271	1,016	255
Rest of Western Europe	815	529	286
Rest of the World	1,329	798	531
International	3,415	2,343	1,072
	5,851	4,337	1,514

	Profit from operations	Restructuring costs	Fair value changes on derivative financial instruments	Adjusted profit from operations
	£m	£m	£m	£m
UK	276	—	3	279
Germany	116	—	1	117
Rest of Western Europe	142	—	—	142
Rest of the World	124	—	1	125
International	382	—	2	384
	658	—	5	663

6 months ended 31 March 2006

	Revenue	Duty	Revenue less duty
	£m	£m	£m
UK	2,282	1,887	395
Germany	1,287	1,007	280
Rest of Western Europe	811	513	298
Rest of the World	1,203	680	523
International	3,301	2,200	1,101
	5,583	4,087	1,496

	Profit from operations	Restructuring costs	Fair value changes on derivative financial instruments	Adjusted profit from operations
	£m	£m	£m	£m
UK	230	—	3	233
Germany	109	18	2	129
Rest of Western Europe	147	—	1	148
Rest of the World	106	—	2	108
International	362	18	5	385
	592	18	8	618

Year ended 30 September 2006

	Revenue	Duty	Revenue less duty
	£m	£m	£m
UK	4,762	3,927	835
Germany	2,698	2,123	575
Rest of Western Europe	1,647	1,010	637
Rest of the World	2,569	1,454	1,115
International	6,914	4,587	2,327
	11,676	8,514	3,162

	Profit from operations	Restructuring costs	Fair value changes on derivative financial instruments	Adjusted profit from operations
	£m	£m	£m	£m
UK	496	10	—	506
Germany	239	31	—	270
Rest of Western Europe	321	3	—	324
Rest of the World	255	1	—	256
International	815	35	—	850
	1,311	45	—	1,356

2.  Restructuring costs

There were no restructuring costs in the half year to 31 March 2007.

In the six months ended 31 March 2006, restructuring costs of £18m were incurred in respect of the cessation of Singles production at our Lahr factory. These costs related primarily to termination of employment and fixed asset write-downs.

In the year ended 30 September 2006 restructuring costs of £45m were primarily in respect of the closure of our factories in Liverpool and Lahr, and were largely related to termination of employment and fixed asset write-downs.

3.  Net finance costs

	6 months ended 31 March 2007	6 months ended 31 March 2006	Year ended 30 Sept 2006
	£m	£m	£m

Interest on bank deposits	(6)	(7)	(13)
Expected return on retirement benefit assets	(102)	(88)	(188)
Fair value gains on derivative financial instruments	(52)	(67)	(82)
Investment income	(160)	(162)	(283)
Interest on bank and other loans	112	96	201
Interest on retirement benefit liabilities	75	65	142
Fair value losses on derivative financial instruments	65	46	83
Finance costs	252	207	426
Net finance costs	92	45	143

Reconciliation of net finance costs to adjusted net finance costs

	6 months ended 31 March 2007	6 months ended 31 March 2006\	Year ended 30 Sept 2006
	£m	£m	£m

Reported net finance costs	92	45	143
Expected return on retirement benefit assets	102	88	188
Interest on retirement benefit liabilities	(75)	(65)	(142)
Fair value gains on derivative financial instruments	52	67	82
Fair value losses on derivative financial instruments	(65)	(46)	(83)
Adjusted net finance costs	106	89	188

4.  Taxation

Taxation for the six months ended 31 March 2007 has been calculated on the basis of an estimated adjusted effective tax rate of 25.0% for the year ending 30 September 2007.  This compares with an adjusted effective tax rate of 26.8% for the six months ended 31 March 2006 and 26.5% for the year ended 30 September 2006.

	6 months ended 31 March 2007	6 months ended 31 March 2006	Year ended 30 Sept 2006
	£m	£m	£m
Current taxation
UK corporation taxation at 30% (2006: 30%)	59	52	148
Overseas taxation	75	95	164
Total current taxation	134	147	312

Deferred taxation
Origination and reversal of temporary differences	7	—	(2)
Total taxation charge	141	147	310

Adjusted taxation

The table below shows the tax impact of the adjustments made to reported profit before tax in order to arrive at the adjusted measure of earnings disclosed in note 6.

	6 months ended 31 March 2007	6 months ended 31 March 2006	Year ended 30 Sept 2006
	£m	£m	£m

Reported taxation	141	147	310
Tax on restructuring costs	—	5	16
Tax on retirement benefits net financing income	(7)	(6)	(16)
Tax on fair value gains and losses on derivative financial instruments	5	(4)	—
Adjusted taxation	139	142	310

5.  Dividends

Amounts recognised as distributions to ordinary shareholders in the period:

	6 months ended 31 March 2007	6 months ended 31 March 2006	Year ended 30 Sept 2006
	£m	£m	£m
Final dividend for the year ended 30 Sept 2006 of 43.5p per share (2005: 39.5p)	293	279	279
Interim dividend for the year ended 30 Sept 2006 of 18.5p per share	—	—	127
	293	279	406

The Directors have declared an interim dividend for 2007 of 21.0p per share. This amounts to £141m based on the number of shares ranking for dividend at 31 March 2007.

6.  Earnings per share

Basic earnings per share is based on the profit for the period attributable to the equity holders of the Company and the weighted average number of ordinary shares in issue during the period excluding shares held to satisfy the Group’s employee share schemes and shares purchased by the Company and held as treasury shares.  Diluted earnings per share is calculated by taking into account the weighted average number of shares that would be issued on conversion into ordinary shares of rights held under the employee share schemes.

	6 months ended 31 March 2007	6 months ended 31 March 2006	Year ended 30 Sept 2006
	£m	£m	£m

Earnings: basic and diluted	421	397	851
	Numbers in millions	Numbers in millions	Numbers in millions
Weighted average number of shares:
Shares for basic earnings per share	674.6	706.3	696.3
Potentially dilutive share options	3.1	3.6	3.3
Shares for diluted earnings per share	677.7	709.9	699.6

Basic earnings per share	62.4p	56.2p	122.2p
Diluted earnings per share	62.1p	55.9p	121.6p

A reconciliation from reported earnings per share to adjusted earnings per share, and the earnings figures (net of tax) used in calculating them is as follows:

	6 months ended 31 March 2007 EPS		6 months ended 31 March 2007 Earnings £m	6 months ended 31 March 2006 EPS		6 months ended 31 March 2006 Earnings £m	Year ended 30 Sept 2006 EPS		Year ended 30 Sept 2006 Earnings £m

Reported basic	62.4	p	421	56.2	p	397	122.2	p	851
Restructuring costs	—		—	1.9	p	13	4.2	p	29
Retirement benefits net financing income	(3.0	)p	(20)	(2.4	)p	(17)	(4.3	)p	(30)
Fair value gains and losses on derivative financial instruments	2.0	p	13	(1.3	)p	(9)	0.1	p	1
Adjusted	61.4	p	414	54.4	p	384	122.2	p	851

7.  Reconciliation of cash flow from operating activities

	6 months ended 31 March 2007	6 months ended 31 March 2006	Year ended 30 Sept 2006
	£m	£m	£m

Profit for the period	425	400	858
Adjustments for:
Taxation	141	147	310
Finance costs	252	207	426
Investment income	(160)	(162)	(283)
Depreciation, amortisation and impairment	48	45	120
Net retirement benefits	(8)	2	5
Share schemes	12	10	16
Movement in provisions	(28)	(3)	(11)
Operating cash flows before movements in working capital	682	646	1,441
(Increase)/decrease in inventories	(283)	(557)	59
Increase in trade and other receivables	(186)	(61)	(99)
Increase/(decrease) in trade and other payables	191	440	(10)
Movement in working capital	(278)	(178)	(50)
Taxation paid	(151)	(110)	(236)
Net cash flow from operating activities	253	358	1,155

8.  Analysis of net debt

The movements in cash and cash equivalents, borrowings and derivative financial instruments in the period were as follows:

	Cash and cash equivalents	Current borrowings	Non- current borrowings	Derivative financial instruments	Total
	£m	£m	£m	£m	£m
As at 1 Oct 2006	263	(1,122)	(2,930)	(90)	(3,879)
Cash flow	4	(40)	(228)	—	(264)
Accretion of interest	—	(31)	(26)	—	(57)
Change in fair values	—	—	—	(34)	(34)
Currency translation differences	(1)	5	16	—	20
As at 31 March 2007	266	(1,188)	(3,168)	(124)	(4,214)

Adjusted net debt

Management monitors the Group’s borrowing levels using adjusted net debt which excludes the fair value of interest rate derivative financial instruments and interest accruals.

	6 months ended 31 March 2007	6 months ended 31 March 2006	Year ended 30 Sept 2006
	£m	£m	£m

Reported net debt	(4,214)	(3,778)	(3,879)
Accrued interest	98	17	41
Fair value of interest rate derivatives	31	14	16
Adjusted net debt	(4,085)	(3,747)	(3,822)

9.  Purchase of treasury shares

During the period the Company continued its share buyback programme purchasing 5,713,000 ordinary shares in Imperial Tobacco Group PLC for a total cost of £105m including expenses.  The shares purchased to date, representing 7.1% of issued share capital, have not been cancelled but are held in a treasury shares reserve and represent a deduction from equity attributable to the equity holders of the Company.  The share buyback programme was suspended on 8 February 2007 following the announcement of the agreement to acquire Commonwealth Brands (note 11).

10.  Retirement benefits

Actuarial valuations of the Group’s retirement benefit plans are updated annually as at 30 September.  An interim update is carried out at 31 March for the main plans. As part of this interim update, the plan assets are revalued based on market data at the period end and the scheme liabilities are recalculated to reflect key changes in membership data and revised actuarial assumptions.

11.  Acquisitions

On 8 February 2007 the Group announced that it had agreed to acquire 100% of CBHC Inc, which trades as Commonwealth Brands, from Houchens Industries Inc for a total consideration of US$1.9 billion (£974m) including assumed debt. The acquisition completed on 2 April 2007.

During the first half of the year we also acquired interests in a number of small businesses including in January 2007 a controlling interest in Tremaco, a tobacco and tobacco-related products distribution business based in Estonia.  The consideration for these acquisitions was not material.

12.  Reclassification of employment costs

Subsequent to releasing our results for the six months ended 31 March 2006 we have reclassified certain retirement benefit and share scheme costs for that period from ‘Other operating charges’ to ‘Employment costs’ within the Consolidated income statement to ensure consistency with the classification in our full year results. This reclassification has no impact on the reported or adjusted profit.

FINANCIAL CALENDAR

Ex-dividend date for interim dividend	11 July 2007
Interim dividend record date	13 July 2007
Interim dividend payable	10 August 2007